UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 16, 2026, GFL Environmental Inc. (the “Company”) completed its previously announced offering of US$1,000.0 million in aggregate principal amount of 5.500% Senior Notes due 2034 (the “Notes”) by its wholly-owned subsidiary, GFL Environmental Holdings (US), Inc. (the “Issuer”). The Notes were issued pursuant to an indenture dated as of January 16, 2026 (the “Indenture”) among the Issuer, the Company, as guarantor, the other guarantors from time to time party thereto and Computershare Trust Company, N.A., as trustee. The maturity date of the Notes is February 1, 2034. The Notes were offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States pursuant to Regulation S under the Securities Act.

The information provided herein is qualified in its entirety by the terms of the Indenture and Notes. A copy of the Indenture (including the form of Notes) is filed as Exhibit 4.1 hereto, and is incorporated herein by reference.

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit Number	Description
4.1	Indenture dated as of January 16, 2026 among the Issuer, the Company, the guarantors from time to time party thereto and Computershare Trust Company, N.A., as Trustee.

4.2	Form of 5.500% Senior Note due 2034 (included in Exhibit 4.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

By:	/s/ Mindy Gilbert
Name:	Mindy Gilbert
Title:	Executive Vice President and Chief Legal Officer

Date: January 16, 2026